Exhibit 99.8

NICE CEO Barak Eilam Named 2020 CEO of the Year by Calcalist

Eilam awarded the top spot for leading NICE to continuous and accelerated success, demonstrating excellence in performance, shareholders consideration, transparency and leadership during the COVID-19 crisis

Hoboken, N.J., December 30, 2020 – NICE (Nasdaq: NICE) today announced that its CEO, Barak Eilam has been selected as CEO of the Year for 2020 by Calcalist, a leading financial newspaper in Israel.

Barak Eilam’s top ranking is the result of a prominent rating by over 80 senior executives, analysts, underwriters and investment managers in the Israeli market. Based on four key criteria, namely consideration of shareholders, performance, transparency and leadership through the COVID-19 crisis, the rating is conducted annually amongst the leading companies traded in the Israeli Stock Exchange TA-125 Index.

“I am honored to receive this award and grateful to Calcalist and the investment community for recognizing NICE’s accomplishments,” said NICE CEO, Barak Eilam. “2020 was a banner year for NICE and I am extremely proud of the relentless innovation, creativity and dedication that our 7,000 NICErs around the globe demonstrated during this unprecedented year. This “NICE Spirit” fueled our success and growth and will continue to be the driving force as we lead our customers to the cloud and accelerate their digital transformation.”

In his seven years as CEO, Mr. Eilam transformed NICE into a leader in cloud, analytics, digital and Artificial Intelligence (AI). During this time, the company’s revenue grew by 70 percent and its profitability more than doubled. NICE’s cloud transformation led by Eilam resulted in an upsurge of its cloud revenues from virtually zero to an expected $1 billion annual revenue run-rate in 2021. Under Mr. Eilam’s leadership, the company made significant acquisitions in the analytics, AI, cloud and digital domains as well as introduced ground-breaking innovations. As a result, NICE is now the undisputed leader in all its markets, is ranked #1 by all leading market analysts and grew its market cap seven-fold from $2.4 billion to over $17 billion.

“2020 was a challenging year in general, and specifically for CEOs around the globe. The COVID-19 crisis mandated leaders to adopt creative thinking and extreme agility, find immediate solutions and create the right balance between their customers, employees and shareholders in a reality of extreme uncertainty. The most successful CEOs were the ones who significantly accelerated their company's growth and identified opportunities to take excellence and innovation to the next level during this unprecedented year,” said Galit Hemi, Editor in Chief of Calcalist. “Barak Eilam's leadership reflects all that and his win as CEO of the Year for 2020 goes hand in hand with the company's strong performance and the recognition by the stock market as manifested by the 70 percent increase in NICE's share price in 2020.”

About NICE

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About Calcalist

Calcalist - Israel’s leading business newspaper - is a part of Yedioth Ahronoth, Israel's leading media group. Calcalist reports extensively on Israel’s economy and Israeli businesses, offering commentary, analysis, in-depth features and investigative reports, with a strong focus on Israel’s lively tech scene. In December 2020, Calcalist’s website was visited by 4 million unique visitors, according to data by web analytics company SimilarWeb. The print edition is delivered to around 70 thousand subscribers daily. CTech by Calcalist offers English language web coverage of the Israeli technology ecosystem with news reports, analysis, features, and interviews. CTech also publishes annual special projects like mapping out the key figures in the Israeli tech industry and selecting the most promising startups in the field.

Corporate Media Contact

Christopher Irwin-Dudek, 201 561 4442, chris.irwin-dudek@nice.com

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.